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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)


            Global Path Incorporated, formerly known as Yournet, Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                  378956 10 6
--------------------------------------------------------------------------------
                                  (CUSIP  Number)


                             M. Richard Cutler, Esq.
                             c/o  Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)


                               September 10, 2001
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)

                              (Page  1  of 8  Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  378956 10 6                13D                   Page  2 of 8 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Robert Kubbernus
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS

AF, WC

________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Canada
________________________________________________________________________________
7    SOLE  VOTING  POWER

15.74%
________________________________________________________________________________
8    SHARED  VOTING  POWER

60.34%
__________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

15.74%
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

60.34%
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*

15,564,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

76.08%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON

IN
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.   378956 10 6                 13D                   Page 3 of 8 Pages


1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Bankton Financial Corp.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS

AF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Canada
________________________________________________________________________________
7    SOLE  VOTING  POWER

10.66%%
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
__________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

10.66%%
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*

2,180,200
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

10.66%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON

CO
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.   378956 10 6                 13D                   Page 4 of 8 Pages

1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Madison Trust
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS

AF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Canada
________________________________________________________________________________
7    SOLE  VOTING  POWER

22.88%
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
__________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

22.88%
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*

4,681,200
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

22.88%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON

OO - Trust fund
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.   378956 10 6                 13D                   Page 5 of 8 Pages


1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Knightsbridge Co. S.A.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS

AF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

British Virgin Islands
________________________________________________________________________________
7    SOLE  VOTING  POWER

26.80%
________________________________________________________________________________
8    SHARED  VOTING  POWER

-0-
__________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

26.80%
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON*

5,482,400
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

26.80%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON

CO
________________________________________________________________________________
      *But See Item 5.

CUSIP  No.   378956 10 6                 13D                   Page 6 of 8 Pages

________________________________________________________________________________
Item  1.  Security  and  Issuer.


Class A Common Stock,  par  value  $0.001, of Global Path Incorporated

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:
                    Reporting Person:      Robert Kubbernus, an individual

                    Reporting Person:      Bankton Financial Corporation,
                                           a Canadian corporation

                                           President: Robert Kubbernus

                    Reporting Person:      Madison Trust,

                                           Trustee:  Robert Kubbernus

                    Reporting Person:      Knightsbridge Co. S.A.,
                                           a British Virgin Islands corporation

                                           Sole Director/Trustee:
                                           Robert Kubbernus


     (b)  Business  Addresses of Reporting Persons:

           Robert Kubbernus
           8 Sultan Street, Suite 702
           Toronto, Ontario, Canada, M5S 2C1

           Bankton Financial Corp.
           P.O. Box 20028
           Calgary Place Postal Station
           Calgary, Alberta, Canada, T2P 4J2

           Madison Trust
           8 Sultan Street, Suite 702
           Toronto, Ontario, Canada, M5S 2C1

           Knightsbridge Co. S.A.
           3076 Sir Francis Drake's Highway
           P.O. Box 3463
           Road Town, Tortola, British Virgin Islands

     (c)  Principal Occupation of Reporting Persons:  Financial Investments


(d) During the last five years, none of the Reporting Persons identified in this Item 2 have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting persons or any of the other persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship of Reporting Person:

          Robert Kubbernus, Canada
________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

Of  the  15,564,000  shares  owned,  Robert  Kubbernus, Bankton Financial Corp.,
Madison Trust, and Knightsbridge Co. S.A., received an aggregate amount of 10,802,200 shares from Oxford Capital Corp., a Cayman Islands corporation, as a repayment of shareholder loans valued at $50,000. Of the 15,564,000 shares owned, Robert Kubbernus, Bankton Financial Corp., Madison Trust, and Knightsbridge Co. S.A. received an aggregate of 4,720,800 shares from Gold Crown Holdings, Ltd., through an Assignment of Rights from Oxford Capital Corporation as a repayment of shareholder loans with the Issuer's stock at $0.01 per share. Robert Kubbernus purchased 40,000 shares on the public market from his personal funds. Reporting Person, Madison Trust purchased 1,000 shares on the public market  from  its  trust  funds.  Also  See  Item  5(c)  below.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Investment not intended to affect a change in control of the Company.

CUSIP  No.   378956 10 6                 13D                   Page 7 of 8 Pages

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) As of the date of this report, Robert Kubbernus owns an aggregate of 3,220,200 shares of Global Path Incorporated, thus holding approximately 15.74% of the Issuer's securities.

As of the date of this report, Bankton Financial Corp. owns an aggregate of 2,180,200 shares of Global Path Incorporated, thus holding approximately 10.66% of the Issuer's securities.

As of the date of this report, Madison Trust owns an aggregate of 4,681,200 shares of Global Path Incorporated, thus holding approximately 22.88% of the Issuer's securities.

As of the date of this report, Knightsbridge Co., S.A. owns an aggregate of 5,482,400 shares of Global Path Incorporated, thus holding approximately 26.8% of the Issuer's securities.

(b) Mr. Kubbernus has sole voting and dispositive power over 3,220,200 shares of the Issuer's securities. Mr. Kubbernus has shared voting and dispositive power over 12,343,800 shares of the Issuer's securities. Bankton Financial has sole voting and dispositive power over 2,180,200 shares of the Issuer's securities. Madison Trust has sole voting and dispositive power over 4,681,200 shares. Knightsbridge Co. S. A. has sole voting and dispositive power over 5,482,400 shares of the Issuer's securities.

(c) The following transactions were effected by the Reporting Persons in the common stock of the Issuer:


Date      Reporting Person  Shares Acquired  Shares Disposed  Price    Transaction Type

3/31/00   R. Kubbernus            500                        $  2.31   otcbb
3/31/00   R. Kubbernus            500                        $  2.50   otcbb
3/31/00   R. Kubbernus          3,000                        $  2.625  otcbb
3/31/00   R. Kubbernus          5,700                        $  2.75   otcbb
3/31/00   R. Kubbernus         14,800                        $  3.00   otcbb
3/31/00   R. Kubbernus            500                        $  2.50   otcbb
6/1/01    R. Kubbernus          2,500                        $  0.85   otcbb
6/14/01   R. Kubbernus          2,500                        $  0.78   otcbb
6/26/01   R. Kubbernus          8,000                        $  0.78   otcbb
6/27/01   R. Kubbernus          2,000                        $  0.78   otcbb
9/10/01   R. Kubbernus      2,000,000                        $  0.005  Private: 3rd party repayment of
                                                                       loans to its s/h with Issuer's stock
9/10/01   Bankton Financial 1,000,000                        $  0.005  Private: 3rd party repayment of
                                                                       loans to its s/h with Issuer's stock
9/10/01   Madison Trust     3,500,000                        $  0.005  Private: 3rd party repayment of
                                                                       loans to its s/h with Issuer's stock
9/10/01   Knightsbridge     4,302,200                        $  0.005  Private: 3rd party repayment of
                                                                       loans to its s/h with Issuer's stock
10/29/01  Madison Trust           500                        $  0.70   otcbb
10/30/01  Madison Trust           500                        $  0.70   otcbb
10/31/01  Robert Kubbernus  1,180,200                        $  0.01   Private Assignment of Rights:
                                                                       3rd party repayment of loans to
                                                                       its s/h with Issuer's stock
10/31/01  Bankton Financial 1,180,200                        $  0.01   Private Assignment of Rights:
                                                                       3rd party repayment of loans to
                                                                       its s/h with Issuer's stock
10/31/01  Madison Trust     1,180,200                        $  0.01   Private Assignment of Rights:
                                                                       3rd party repayment of loans to
                                                                       its s/h with Issuer's stock
10/31/01  Knightsbridge     1,180,200                        $  0.01   Private Assignment of Rights:
                                                                       3rd party repayment of loans to
                                                                       its s/h with Issuer's stock

(d)      Not applicable.

(e)      Not applicable.

CUSIP  No.   378956 10 6                 13D                   Page 8 of 8 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Robert Kubbernus is the President, CEO, Treasurer, and Director of the Issuer Company. Robert Kubbernus is also the indirect beneficial owner of Madison Trust Bankton Financial Corp., and Knightsbridge Co. S.A.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

Exhibit 10.1  - Agreement to File Joint Schedule 13D
Exhibit 10.2  - Letter from Oxford Capital Corporation to Robert Kubbernus dated
                September 10, 2001
Exhibit 10.3  - Assignment of Rights dated October 30, 2001.
Exhibit 10.4  - Letter from Oxford Capital Corporation to Robert Kubbernus dated
                October 31, 2001.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    November 29, 2001
                                        ----------------------------------------
                                                         (Date)

                                                /s/ Robert Kubbernus
                                        ---------------------------------------
                                                    Robert Kubbernus


                                        BANKTON FINANCIAL CORPORATION

                                              /s/ Robert Kubbernus
                                        _______________________________________

                                        By:  Robert Kubbernus
                                        Its: President

                                        MADISON TRUST

                                             /s/ Robert Kubbernus
                                        _______________________________________
                                        By:  Robert Kubbernus
                                        Its: Trustee

                                        KNIGHTSBRIDGE CO. S.A.

                                             /s/ Robert Kubbernus
                                        ________________________________________
                                        By:  Robert Kubbernus
                                        Its: Director & Trustee



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT 10.1
                                  ------------

                             JOINT FILING AGREEMENT


Agreement dated as of November 28, 2001 by and between Robert Kubbernus, an individual ("Kubbernus"), Bankton Financial Corporation, a Canadian corporation ("BFC"), Madison Trust ("Madison"), and Knightsbridge, S.A., a British Virgin Islands corporation ("Knightsbridge"). Kubbernus, BFC, Madison, and
Knightsbridge  shall  collectively  be  referred  to  as  the  "Parties."

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $0.001, of Global Path Incorporated, a Delaware corporation, owned of record by Kubbernus, BFC, Madison, and Knightsbridge.

Each  of  the  Parties  agrees  to  be  responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate
 .


Dated:  November 28, 2001



                                        /s/ Robert Kubbernus
                                        ---------------------------------------
                                        Robert Kubbernus, an individual


                                        BANKTON FINANCIAL CORPORATION


                                        /s/ Robert Kubbernus
                                        __________________________

                                        By:  Robert Kubbernus
                                        Its: President


                                        MADISON TRUST


                                        /s/ Robert Kubbernus
                                        __________________________
                                        By:  Robert Kubbernus
                                        Its: Trustee


                                        KNIGHTSBRIDGE CO. S.A.


                                        /s/ Robert Kubbernus
                                        __________________________
                                        By:  Robert Kubbernus
                                        Its: Director & Trustee

                                  EXHIBIT 10.2
                                  ------------

[OXFORD CAPITAL CORPORATION LETTERHEAD]

September  10,  2001

Mr.  Robert  Kubbernus
702,  8  Sultan  Street
Toronto,  ON,  M5S  2C1

Re:  Payment  of  Shareholder  Loans

Dear  Mr.  Kubbernus,

The attached share certificates, in the amount of 10,802,200 shares are paid to you in consideration of your shareholder loan to the corporation.

These shares have been distributed to the following related parties, based upon a share price of $0.005 per share.

Robert  Kubbernus:             2,000,000.
Bankton  Financial  Corp.:     1,000,000.
Knightsbridge  Co.  S.A.:      4,302,200.
Madison  Trust:                3,500,000.

If you have any questions regarding the this payment, please contact Becky Finlayson at 416-464-2848.

Sincerely,

/s/ Robert Kubbernus
Oxford Capital Corporation

                                  EXHIBIT 10.3
                                  ------------

                              ASSIGNMENT OF RIGHTS


     FOR VALUABLE CONSIDERATION RECEIVED, Oxford Capital Corp. (Assignor) hereby assigns to Robert Kubbernus, (Assignee), all of its rights and interests to 4,970,800 shares of common stock of Global Path, Inc. (formerly Yournet, Inc.), a Delaware corporation, pursuant to Assignors agreement entered into on May 17, 2001, by and among Global Path Inc. (formerly, Yournet, Inc.), Oxford Holdings, Gold Crown Holdings Limited and Bodet, Inc. The 4,970,800 shares of common stock shall be transferred in accordance with Assignees instructions attached hereto as Exhibit A.

                              DATED  this  30  day  of October,  2001


ASSIGNOR:
OXFORD  CAPITAL  CORP.

By: /s/ Robert Kubbernus
Name: Robert Kubbernus
Title: Director

                                  EXHIBIT 10.4
                                  ------------

[OXFORD CAPITAL CORPORATION LETTERHEAD]

October 31,  2001

Mr.  Robert  Kubbernus
702,  8  Sultan  Street
Toronto,  ON,  M5S  2C1

Re:  Payment  of  Shareholder  Loans

Dear  Mr.  Kubbernus,

The attached share certificates, in the amount of 4,970,800 shares are paid to you in consideration of your shareholder loan to the corporation.

These shares have been distributed to the following related parties, based upon a share price of $0.01 per share.

Robert  Kubbernus:          1,180,200
Bankton  Financial  Corp.:  1,180,200
Knightsbridge  Co.  S.A.:   1,180,200
Madison  Trust:             1,180,200
902642 Albert Ltd.            250,000

If you have any questions regarding the this payment, please contact Becky Finlayson at 416-464-2848.

Sincerely,

/s/ Robert Kubbernus
Oxford Capital Corporation